CONFIRMING STATEMENT


This Statement confirms that the undersigned has authorized and designated JOSEPH E RIORDAN to execute and file on the undersigned's behalf all Forms 3, 4 and 5 (including any amendments thereto) that the undersigned may be required to file with the United States Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of VALLEY COMMUNITY BANCSHARES, INC. The authority of JOSEPH E RIORDAN under this Statement shall continue until the undersigned is no longer required to file
Forms 3, 4 or 5 with regard to the undersigned's ownership of or transactions in securities of VALLEY COMMUNITY BANCSHARES, INC., unless earlier revoked in writing.
The undersigned acknowledges that JOSEPH E
RIORDAN is not assuming, nor is VALLEY COMMUNITY
BANCSHARES, INC. assuming, any of the
undersigned's responsibilities to comply with Section 16 of the Securities Exchange
Act of 1934.

Dated November 30, 2004.

/s/Denny D Elvins